Contact

www.linkedin.com/in/samframpatil
(LinkedIn)

Top Skills

Marketing Communications
Social Media
Marketing Strategy

Samantha Patil

Founder & CEO, Well Traveled
Los Angeles, California, United States

Summary

Sam is the founder and CEO of Well Traveled, a home for a new generation of travelers, foodies and adventure seekers.

In her free time (lol), she loves traveling (no surprise there), listening to a good audio book (current favorites: Believe It, Presence, Grit), running and attempting to stand on her head in a yoga class (a 2022 goal, no injuries yet).

Experience

Well Traveled
Founder
October 2019 - Present (3 years 8 months)
Greater Los Angeles Area

A club for travel lovers. Elevating the way we discover, plan and book travel.

Join the club @ welltraveledclub.com

Dreamers & Doers
Founding Member
February 2020 - Present (3 years 4 months)

Dreamers & Doers is a highly curated, female-focused, collaboration and co-mentorship community, consisting of an ever-growing powerful network of entrepreneurs, investors, and advisors.

Dollar Shave Club
1 year 5 months

Marketing Manager, Member Strategy & Monetization
December 2018 - August 2019 (9 months)
Greater Los Angeles Area

International Marketing Manager, Member Strategy & Monetization
April 2018 - December 2018 (9 months)
Marina del Rey

Snap Inc.
International Marketing
May 2017 - November 2017 (7 months)
Greater Los Angeles Area

Pandora
Sr. Manager, Sales Marketing
July 2016 - May 2017 (11 months)

TubeMogul, Inc. (acquired by Adobe)
3 years 7 months

Sr. International Marketing Manager
February 2014 - July 2016 (2 years 6 months)

International Marketing Manager
January 2013 - February 2014 (1 year 2 months)

BrightRoll (acquired by Yahoo!)
2 years 7 months

International Marketing Coordinator
January 2011 - January 2013 (2 years 1 month)

Marketing Coordinator
July 2010 - January 2011 (7 months)
San Francisco Bay Area

Night Rider
Business and Marketing Analyst
February 2010 - July 2010 (6 months)

Senior Student Engineering Project: The purpose of project Night Rider is to develop an adaptive motorcycle headlight system that will improve overall nighttime visibility, thereby lowering the dangers associated with riding at night. The headlight will automatically reposition itself in order to maintain an optimal beam angle for maximum road visibility. Successful implementation of this system will reduce the number of darkness-induced blind spots, dramatically increasing overall rider safety.

Honors: First place at Santa Clara's senior design conference and national finalists in the 2010 ASME ISHOW competition

Subversive Jewelry
Intern
June 2009 - August 2009 (3 months)

Joy Yaffe, International Branding Consultant
Intern
September 2008 - December 2008 (4 months)

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Education

Santa Clara University - Leavey School of Business
Marketing, International Business · (2006 - 2010)